UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 24, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisor.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) CONNECTED TRANSACTIONS

SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES

UNDER GENERAL MANDATE

BY

CHINA EASTERN AIR HOLDING COMPANY

AND

CES FINANCE HOLDING CO. LTD

AND

CES GLOBAL HOLDINGS (HONG KONG) LIMITED

(2) PROPOSED AMENDMENTS OF ARTICLES OF ASSOCIATION OF

THE COMPANY

AND

(3) NOTICE OF EGM

Joint Financial Advisors (in alphabetical order)

Independent financial advisor to the independent board committee and independent shareholders of China Eastern Airlines Corporation Limited

A letter from the board of directors of China Eastern Airlines Corporation Limited (the “Company”) is set out on pages 5 to 17 of this circular. A letter from the independent board committee of the Company is set out on pages 18 to 19 of this circular. A letter from Kim Eng Securities (Hong Kong) Limited, the independent financial advisor to the independent board committee and independent shareholders of the Company, is set out on pages 20 to 43 of this circular.

An extraordinary general meeting of the Company (the “EGM”) will be held at Shanghai International Airport Hotel(上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:30 p.m. on Friday, 9 November 2012. Notice of the EGM dated 24 September 2012 setting out the resolutions to be approved at the EGM are contained at the end of this circular. Proxy form for use at the EGM and the attendance slip are also dispatched together with this circular. If you intend to attend the EGM, you should complete and return the attendance slip in accordance with the instructions printed thereon as soon as possible.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

24 September 2012

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Announcement”	means the announcement of the Company dated 11 September 2012 relating to, amongst other things, the Subscriptions;

“Articles of Association”	means the articles of association of the Company;

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“A Shares Subscription”	means the subscription of new A Shares by CEA Holding and CES Finance pursuant to the A Shares Subscription Agreement;

“A Shares Subscription Agreement”	means the subscription agreement entered into between CEA Holding, CES Finance and the Company on 11 September 2012, under which, CEA Holding and CES Finance agree to subscribe for, and the Company agrees to issue, 698,865,000 new A Shares at the subscription price of RMB3.28 per share;

“associates”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of its issued share capital as at the Latest Practicable Date;

“CES Finance”	means 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd), a wholly-owned subsidiary of CEA Holding;

DEFINITIONS

“CES Global”	means 東航國際控股 (香港) 有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, an indirectly wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company holding approximately 17.09% of its issued share capital as at the Latest Practicable Date;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened on Friday, 9 November 2012, or any adjournment thereof, to consider, and if thought fit, approve, amongst other things, the Subscriptions;

“Fixed Price Period”	means the 20 trading days ending on the date immediately preceding 6 September 2012;

“Group”	means the Company and its subsidiaries;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

DEFINITIONS

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“H Shares Subscription”	means the subscription of new H Shares by CES Global pursuant to the H Shares Subscription Agreement;

“H Shares Subscription Agreement”	means the subscription agreement entered into between CES Global and the Company on 11 September 2012, under which, CES Global agrees to subscribe for, and the Company agrees to issue, 698,865,000 new H Shares at the subscription price of HK$2.32 per share;

“Independent Board Committee”	means the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Subscriptions;

“Independent Shareholders”	means the Shareholders, other than CEA Holding, CES Global and their respective associates;

“Kim Eng”	means Kim Eng Securities (Hong Kong) Limited, the independent financial advisor to the Independent Board Committee and the Independent Shareholders and a licensed corporation holding a licence under the SFO to conduct Type 1 (dealing in securities), Type 4 (advising on securities dealing) and Type 6 (advising on corporate finance) regulated activities;

“Latest Practicable Date”	means Thursday, 20 September 2012, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC” or “China”	means the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

DEFINITIONS

“Shareholders”	means the shareholders of the Company;

“Shares”	means A Shares and H Shares;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriptions”	means the A Shares Subscription and the H Shares Subscription, and “Subscription” refers to each of them;

“substantial shareholder”	has the meaning ascribed thereto under the Listing Rules;

“Supervisor”	means a supervisor of the Company;

“trading day”	with respect to A Shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities; and with respect to H Shares, means a day on which the Stock Exchange is open for dealing or trading in securities; and

“%”	per cent.

In this circular, for illustration purposes, an exchange rate of HK$1.00 to RMB0.82 has been applied and no representation is made that any conversion has been, or can be made, at such rate.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
Luo Zhuping	(Director)	2550 Hongqiao Road
Shanghai
Independent non-executive Directors:		PRC
Sandy Ke-Yaw Liu
Wu Xiaogen		Principal place of business in Hong Kong:
Ji Weidong		Unit B, 31/F.
Shao Ruiqing		United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

24 September 2012

To the Shareholders

Dear Sir or Madam,

(1) CONNECTED TRANSACTIONS

SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES

UNDER GENERAL MANDATE

BY

CHINA EASTERN AIR HOLDING COMPANY

AND

CES FINANCE HOLDING CO. LTD

AND

CES GLOBAL HOLDINGS (HONG KONG) LIMITED

(2) PROPOSED AMENDMENTS OF ARTICLES OF ASSOCIATION OF

THE COMPANY

AND

(3) NOTICE OF EGM

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to the Announcement in relation to, amongst other things, the Subscriptions.

The Directors are pleased to announce that, on 11 September 2012, CEA Holding and CES Finance entered into the A Shares Subscription Agreement with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A Shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A Shares with a total subscription price of RMB1,499,999,999.44.

Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global entered into the H Shares Subscription Agreement with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H Shares with a total subscription price of HK$1,621,366,800.

The purposes of this circular are, amongst other things:

(1)	to provide you with further information in relation to the Subscriptions;

(2)	to provide you with information in relation to the proposed amendments of the existing Articles of Association;

(3)	to set out the letter of advice from Kim Eng to the Independent Board Committee and the Independent Shareholders, as well as the recommendations of the Independent Board Committee, in relation to the terms of the A Shares Subscription Agreement and the H Shares Subscription Agreement (being connected transactions of the Company); and

(4)	to give you notice of the EGM to consider and, if thought fit, to approve resolutions in relation to, amongst other things, paragraphs (1) and (2) above.

2.	THE SUBSCRIPTIONS

2.1	A Shares Subscription Agreement

Parties

(1)	The Company as the issuer; and

(2)	CEA Holding and CES Finance as the subscribers.

LETTER FROM THE BOARD

Number of new A Shares subscribed for

CEA Holding and CES Finance will subscribe for an aggregate of 698,865,000 new A Shares. Such new A Shares represent approximately 6.20% of the existing issued share capital of the Company as at the Latest Practicable Date. Immediately after completion of the Subscriptions, CEA Holding will, as ultimate beneficial owner, hold in aggregate 5,530,240,000 A Shares, representing 43.63% of the enlarged total share capital of the Company.

Subscription price

RMB3.28 per A Share. The subscription price of RMB2,292,277,200 will, pursuant to the terms of the A Shares Subscription Agreement, be payable in cash to the special savings account as designated by the Company within 5 business days after the A Shares Subscription Agreement has come into effect, or such other date as the parties may agree. The subscription price for the A Shares Subscription was agreed after arm’s length negotiations between the parties.

The subscription price for the A Shares Subscription is determined by reference to the average trading price of A Shares during the Fixed Price Period (being RMB3.64), which represents no less than 90% of such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares for the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period.

Commencement and termination of the A Shares Subscription Agreement

The A Shares Subscription Agreement will take effect upon the happening of the following:

(1)	obtaining the approval by the Shareholders by way of special resolution at a general meeting for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively and for the adoption of the revised Articles of Association;

(2)	in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding and any parties acting in concert with it; and

(3)	obtaining the approval from the relevant governmental and regulatory authorities, including but not limited to CSRC, for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively.

LETTER FROM THE BOARD

The A Shares Subscription Agreement shall automatically be terminated upon the happening of the following:

(1)	if the above conditions have not been satisfied within 12 months from the approval by the Shareholders at general meeting for the issue of new A Shares and new H Shares; or

(2)	CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

If the H Shares Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the A Shares Subscription will automatically be terminated.

Lock-up arrangement

Pursuant to the relevant rules of CSRC, CEA Holding and CES Finance have each undertaken to the Company that it shall not transfer any of the new A Shares it has subscribed for pursuant to the A Shares Subscription Agreement within 36 months from the date of the completion of the A Shares Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new A Shares that CEA Holding and CES Finance have subscribed for pursuant to the A Shares Subscription Agreement.

2.2	The H Shares Subscription Agreement

Parties

(1)	The Company as the issuer; and

(2)	CES Global as the subscriber.

Number of new H Shares subscribed for

CES Global will subscribe for 698,865,000 new H Shares. Such new H Shares represent approximately 6.20% of the existing issued share capital of the Company as at the Latest Practicable Date. Immediately after completion of the Subscriptions, CES Global will hold in aggregate 2,626,240,000 H Shares, representing 20.72% of the enlarged total share capital of the Company.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the H Shares issued pursuant to the H Shares Subscription Agreement.

LETTER FROM THE BOARD

Subscription price

HK$2.32 per H Share. The subscription price is HK$1,621,366,800 (equivalent to RMB1,329,520,776 as at the Latest Practicable Date) and will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least 5 business days prior to the date of payment) within 5 business days after the H Shares Subscription Agreement has come into effect, or such other date as the parties may agree. The subscription price for the H Shares Subscription was agreed after arm’s length negotiations between the parties.

The subscription price for the H Shares Subscription is the closing price of H Shares on the trading day (being 5 September 2012) immediately prior to the date of suspension of trading of the H Shares on the Stock Exchange (being 6 September 2012). Such subscription price represents:

(1)	no premium or discount as compared to the closing price of HK$2.32 per H Share on 5 September 2012, the last trading day of H Shares prior to the suspension of trading of H Shares on the Stock Exchange on 6 September 2012; and

(2)	a discount of approximately 1.28% as compared to the average closing price of HK$2.35 per H Share for the last 5 consecutive trading days of H Shares immediately prior to the suspension of trading of H Shares on the Stock Exchange on 6 September 2012.

Commencement and termination of the H Shares Subscription Agreement

The H Shares Subscription Agreement will take effect upon the happening of the following:

(1)	obtaining the approval by the Shareholders by way of special resolution at a general meeting for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively and for the adoption of the revised Articles of Association;

(2)	in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding and any parties acting in concert with it; and

(3)	obtaining the approval from the relevant governmental and regulatory authorities, including but not limited to CSRC, for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively.

LETTER FROM THE BOARD

The H Shares Subscription Agreement shall automatically be terminated upon the happening of the following:

(1)	if the above conditions have not been satisfied within 12 months from the approval by the Shareholders at general meeting for the issue of new A Shares and new H Shares; or

(2)	CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

If the A Shares Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the H Shares Subscription will automatically be terminated.

Lock-up arrangement

Pursuant to the H Shares Subscription Agreement, CES Global has undertaken to the Company that it shall not transfer any of the new H Shares it has subscribed for pursuant to the H Shares Subscription Agreement within 36 months from the date of the completion of the H Shares Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new H Shares that CES Global has subscribed for pursuant to the H Shares Subscription Agreement.

2.3	Completion of the Subscriptions

If any Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the other Subscription will automatically be terminated.

Completion of the A Shares Subscription and completion of the H Shares Subscription are not expected to take place on the same day. The Company has been advised by its PRC legal advisor that the Subscriptions and the completion thereof, which will ultimately require approval from the relevant governmental and regulatory authorities such as CSRC, are in compliance with applicable PRC laws and regulations.

2.4	Ranking of new A Shares and new H Shares to be issued

The new A Shares to be issued pursuant to the A Shares Subscription Agreement and the new H Shares to be issued pursuant to the H Shares Subscription Agreement will rank, upon issue, pari passu in all respects with the A Shares and H Shares in issue at the time of issue and allotment of such new A Shares and new H Shares.

LETTER FROM THE BOARD

2.5	Shareholding structure of the Company

The shareholding structure of the Company immediately prior to, and immediately after, completion of the Subscriptions is as follows:

			Immediately after the
Shareholders	Prior to the Subscriptions		Subscriptions
	Number of Shares	%	Number of Shares	%

CEA Holding	4,831,375,000	42.84	5,072,922,927	40.03
	(A Shares)		(A Shares)
CES Finance	–	–	457,317,073	3.61
			(A Shares)
CES Global	1,927,375,000	17.09	2,626,240,000	20.72
	(H Shares)		(H Shares)
Public
– A Shares	2,950,838,860	26.17	2,950,838,860	23.28
– H Shares	1,566,950,000	13.90	1,566,950,000	12.36

Total	11,276,538,860	100	12,674,268,860	100

Note:	The percentage figures above have been rounded off to the nearest second decimal place.

Note:	The figures above are provided assuming that no other Shares will be issued or transferred after the Latest Practicable Date until the completion of the Subscriptions.

2.6	Information about the parties

CEA Holding is a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding directly or indirectly approximately 59.94% of the Company’s issued share capital as at the Latest Practicable Date. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding, its group companies and its invested enterprises.

CES Finance is a wholly-owned subsidiary of CEA Holding. It is principally engaged in investment in industry, real estate development, investment management, corporate property trust management, investment consultant (excluding broker), metal materials, chemical products (excluding hazardous products), sales of edible agricultural products and import and export of cargo and technology.

CES Global is a company incorporated in Hong Kong, and an indirectly wholly-owned subsidiary of CEA Holding. Its principal activities are the sale of air tickets and investment holdings.

LETTER FROM THE BOARD

The Company is principally engaged in the business of civil aviation and incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

2.7	Reasons for and benefit of the Subscriptions

In 2011, the international aviation market was affected by the slow recovery of the global economy, the intensified political situation in certain regions and the natural disasters in Japan, which led to the downturn of international aviation services. Despite the above situations and a decrease in growth rate compared to 2010, market demand for domestic aviation services remained robust as a result of the stable PRC economy and continuous growth of domestic consumption. Currently, the Company is facing a series of adverse factors such as slowdown in growth of the industry, intensified market competition among its peers, fast development of high-speed railways, increased aviation fuel cost and expectation of a slowdown in RMB appreciation. As a result of the challenging market environment, the Company has proactively adopted effective measures and strove to overcome difficulties by optimizing the replanning of flight routes and flight arrangements, fostering construction of its hub network and increasing the marketing network, enhancing its management capability and services quality, and actively improving on the Company’s profit model. However, there are constraints on the Company’s operation and implementation of its future strategy due to the high debt to equity ratio and relatively large scale of absolute liabilities, which has adversely affected the Company’s ability to enhance its resistance to risks.

As a result of the above, the Company’s operating and financial condition is under enormous pressure. The continuous fluctuations in global financial markets make it difficult for the Company to obtain financial support in the short run.

Further, the subscription price for A Shares Subscription is determined pursuant to 《上市公司證券發行管理辦法》 (Administrative Measures in relation to Issuance of Shares by Listed Companies) and 《上市公司非公開發行股票實施細則》 (Rules for the Implementation of Non-public Issuance of Shares by the Listed Companies) which requires that the subscription price for the A Shares Subscription shall not be less than 90% of the average trading price of A Shares during the Fixed Price Period. The subscription price for H Shares Subscription, being the closing price of H Shares on the trading day (being 5 September 2012) immediately prior to the date of suspension of trading of the H Shares on the Stock Exchange (being 6 September 2012), is determined pursuant to PRC Company Law which requires that the subscription price of H Share cannot be below its par value and only reflects a discount of approximately 1.28% as compared to the average closing price of HK$2.35 per H Share for the last 5 consecutive trading days of H Shares immediately prior to the suspension of trading of H Shares on the Stock Exchange on 6 September 2012.

Through the Subscriptions, the Company believes it will improve the financial position of the Company and in the long term, enhance the Company’s competitiveness and help the Company to improve its operational position.

LETTER FROM THE BOARD

The terms and conditions of the Subscriptions are agreed after arm’s length negotiations between the parties. Considering all these factors, the Directors believe that the terms and conditions of the Subscriptions are fair and reasonable and in the interests of the Shareholders as a whole.

2.8	Recent Fund Raising Activities and Use of Proceeds

The Company has not conducted any fund raising activities on any issue of equity securities within the 12 months immediately prior to the Latest Practicable Date. The total proceeds of the Subscriptions will be approximately RMB3,621,797,976 before deduction of expenses. After deduction of relevant expenses for the Subscriptions, the total proceeds of the A Shares Subscription are intended to be used to repay existing financial institution loans and the remaining balance (if any) will be used to supplement the working capital of the Company; and the total proceeds of the H Shares Subscription are intended to be used to repay existing financial institution loans or to supplement the working capital of the Company.

2.9	Risks Associated with the Subscriptions

There are certain risks that are associated with the Subscriptions, including market risk, business and operation risk, financial risk, management risk, supervisory policy risk and other risks. Investors are advised to exercise caution when dealing in the shares of the Company.

2.10	Financial Impact of the Subscriptions

The total proceeds of the Subscriptions will be approximately RMB3,621,797,976 before deduction of expenses.

The Subscriptions will significantly enhance the capital structure and financial position of the Company by improving its balance sheet and leverage ratios, and thus strengthen the core competitiveness and risk-resistance capability of the Company. Based on the unaudited interim report of the Company for the six months ended 30 June 2012 (prepared in accordance with International Financial Reporting Standards), it is estimated that, upon completion of the Subscriptions, the net assets (being total assets minus total liabilities) of the Company would be increased by approximately 16%. The Company had unaudited net assets of approximately RMB22,824.251 million as of 30 June 2012. It is further estimated that, upon completion of the Subscriptions: (a) the current ratio (being the ratio of current assets over current liabilities) of the Company would be increased to approximately 0.40 from 0.33; (b) the quick ratio (being the ratio of current assets excluding inventory over current liabilities) would be increased to approximately 0.37 from 0.29; (c) the gearing ratio (being net debt over total equity) of the Company would be decreased to approximately 2.18 from 2.68; and (d) the ratio of total liabilities over total assets of the Company would be decreased to approximately 0.79 from 0.81.

LETTER FROM THE BOARD

The Subscriptions will reduce the financial costs of the Company. In order to maintain its daily operation, the Company requires a large amount of working capital to settle its operating expenses in cash. Such substantial expenses include aviation fuel costs, landing fees, airway fees and expenses on the purchase of aircraft spare parts and aircraft maintenance, etc. When the working capital is insufficient to settle the above-mentioned expenses, the Company usually settles the shortage by bank borrowings. After replenishment of working capital with the proceeds from the Subscriptions, the pressure on the working capital of the Company will be decreased. It is equivalent to reducing debt financing in the same amount, and thus reduces the financial costs.

The Subscriptions will also improve the financing capability of the Company. Improvement in the Company’s financial position to a certain extent and enhancement of the Company’s profitability will strengthen the Company’s fund raising capability with banks and other financial institutions, and as a result, the Company will have more opportunities in raising funds with lower financial costs.

2.11    Implications under the Listing Rules

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Also, since CES Finance is a wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new A Shares to CES Finance pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Further, since CES Global is an indirectly wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Thus, an Independent Board Committee comprising the independent non-executive Directors of the Company has been formed to advise the Independent Shareholders on the terms of the Subscriptions. An independent financial advisor has, in accordance with the Listing Rules, been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

The issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively will be conducted under the general mandate granted to the Board at the annual general meeting of the Company held on 28 June 2012 and subject to the approvals from the relevant regulatory authorities. That general mandate has not been used by the Company since the date of its grant. A maximum number of 1,556,442,772 A Shares and 698,865,000 H Shares are allowed to be issued under that general mandate.

LETTER FROM THE BOARD

Pursuant to the relevant PRC laws and regulations and Articles of Association, the issue of such new A Shares and new H Shares are required to be subject to approvals of Shareholders by way of special resolution at a general meeting of the Company. Voting at the general meeting will be taken by way of poll. CEA Holding (which: (a) directly holds approximately 42.84% (or 4,831,375,000 A Shares) of the Company’s issued share capital; and (b) indirectly, through its indirectly wholly-owned subsidiary CES Global, holds approximately 17.09% (or 1,927,375,000 H Shares) of the Company’s issued share capital, each as at the Latest Practicable Date) and CES Global (which holds approximately 17.09% (or 1,927,375,000 H Shares) of the Company’s issued share capital as at the Latest Practicable Date) will abstain from voting on the issue of such new A Shares and new H Shares at the EGM. To the best of the Directors’ knowledge as at the Latest Practicable Date, there is no associate of CEA Holding and/or CES Global that will be required to abstain from voting on the issue of such new A Shares and new H Shares at the EGM.

As Mr. Liu Shaoyong (a Director and the Chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are part of the senior management of CEA Holding, they may be regarded as having a material interest in the Subscriptions. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Subscriptions. Save for the aforementioned, none of the Directors has any material interests in the Subscriptions.

3.      PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

In connection with the Subscriptions and to reflect certain new requirements by the CSRC and the Shanghai Stock Exchange, the Board proposes the existing Articles of Association be amended. The amendments include the total number of shares of the Company and registered capital of the Company. The amendments to the Articles of Association which are in connection with the Subscriptions will be conditional upon and take effect from obtaining the approval from the Shareholders at the EGM and the completion of the Subscriptions pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement. The amendments to the Articles of Association will reflect the shareholding structure of the Company after completion of the Subscriptions. CEA Holding (which: (a) directly holds approximately 42.84% (or 4,831,375,000 A Shares) of the Company’s issued share capital; and (b) indirectly, through its indirectly wholly-owned subsidiary CES Global, holds approximately 17.09% (or 1,927,375,000 H Shares) of the Company’s issued share capital, each as at the Latest Practicable Date) and CES Global (which holds approximately 17.09% (or 1,927,375,000 H Shares) of the Company’s issued share capital as at the Latest Practicable Date) will abstain from voting on such proposed amendments to the Articles of Association, as set out in Part II of Appendix I of this circular, at the EGM. To the best of the Directors’ knowledge as at the Latest Practicable Date, there is no associate of CEA Holding and/or CES Global that will be required to abstain from voting on such proposed amendments to the Articles of Association, as set out in Part II of Appendix I of this circular, at the EGM.

Also, as stated in the Company’s announcement dated 30 August 2012 regarding, amongst other things, proposed amendments to the Articles of Association, the Board proposes the existing Articles of Association in relation to profit distribution be amended. The amendments to the Articles of Association in relation to profit distribution will be conditional upon and take effect from obtaining the approval from the Shareholders at the EGM. To the best of the Directors’ knowledge as at the Latest Practicable Date, no Shareholder is required to abstain from voting on such proposed amendments to the Articles of Association, as set out in Part I of Appendix I of this circular, at the EGM.

LETTER FROM THE BOARD

Resolutions to consider and approve the proposed amendments of the Articles of Association will be proposed at the EGM. Details in relation to the proposed amendments of the Articles of Association are set out in Appendix I to this circular.

4.         EGM

4.1       Notice of EGM

The Company will convene the EGM for the Shareholders to consider and, if thought fit, to approve, amongst other things, the Subscriptions and the proposed amendments to the Articles of Association. Details of the EGM and resolutions to be considered in the EGM are set out in the “Notice of EGM” of this circular.

4.2      Book closure

Holders of H Shares whose names appear on the register of members of the Company at the close of business on Tuesday, 9 October 2012 will be entitled to attend the EGM upon completion of the necessary registration procedures. The H Shares register of members will be closed from Wednesday, 10 October 2012 to Friday, 9 November 2012, both days inclusive, during which period no transfer of H Shares will be effected. Where applicable, holders of the H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Tuesday, 9 October 2012.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712-1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

4.3        Proxy forms and attendance slips

If you are eligible and intend to attend the EGM, please complete and return the attendance slip, a copy of which is enclosed, in accordance with the instructions printed thereon as soon as possible and in any event no later than 20 days before the date appointed for holding such meeting (i.e. Friday, 9 November 2012) or any adjournment thereof.

LETTER FROM THE BOARD

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

5.        RECOMMENDATION OF THE BOARD

The Directors believe that the Subscriptions (including, the terms of the A Shares Subscription Agreement and the H Shares Subscription Agreement) are fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM.

As mentioned above, Kim Eng has been appointed as the independent financial advisor to advise the Independent Board Committee and the Independent Shareholders in respect of the Subscriptions for the purposes of Chapter 14A of the Listing Rules.

Having taken into account the advice of Kim Eng, the Independent Board Committee considers that the terms of the A Shares Subscription Agreement and the H Shares Subscription Agreement are fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in relation to the A Shares Subscription Agreement and the H Shares Subscription Agreement accordingly.

6.        ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee set out on pages 18 to 19 of this circular, the letter from Kim Eng set out on pages 20 to 43 of this circular and the additional information set out in the appendices to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

24 September 2012

To the Independent Shareholders,

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular dated 24 September 2012 (the “Circular”) issued by the Company to its shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you as to the fairness and reasonableness of the terms of the A Shares Subscription Agreement and the H Shares Subscription Agreement, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in relation to the A Shares Subscription Agreement and the H Shares Subscription Agreement.

Since CEA Holding is the controlling shareholder, and hence a connected person, of the Company, the issue of new A Shares to CEA Holding pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM. Also, since CES Finance is a wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new A Shares to CES Finance pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM.

Further, since CES Global is a substantial shareholder of the Company and an indirectly wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM.

Kim Eng has been appointed as the independent financial advisor to advise us and the Independent Shareholders in respect of the Subscriptions. We wish to draw your attention to the opinion letter from Kim Eng set out on pages 20 to 43 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the advice given by Kim Eng and the principal factors and reasons taken into consideration by it in arriving at its advice, we are of the view that the terms of the A Shares Subscription Agreement and the H Shares Subscription Agreement are fair and reasonable and are in the interests of the Group and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in relation to the A Shares Subscription Agreement and the H Shares Subscription Agreement accordingly.

Yours faithfully,
Independent Board Committee
Sandy Ke-Yaw Liu
Wu Xiaogen
Ji Weidong
Shao Ruiqing

LETTER FROM KIM ENG

The following is the text of the letter of advice dated 24 September 2012 from Kim Eng to the Independent Board Committee and the Independent Shareholders in respect of the terms of the A Shares Subscription Agreement and the H Shares Subscription Agreement prepared for the purposes of Chapter 14A of the Listing Rules and for incorporation into this circular:

Kim Eng Securities (Hong Kong) Limited
Level 30, Three Pacific Place
1 Queen’s Road East
Hong Kong
Telephone +852 2268 0800
Facsimile +852 2845 3772
www.kimeng.com.hk

A member of Maybank Group

24 September 2012

To the Independent Board Committee and Independent Shareholders

     China Eastern Airlines Corporation Limited

Dear Sir or Madam,

CONNECTED TRANSACTIONS

SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES

BY

CHINA EASTERN AIR HOLDING COMPANY

AND

CES FINANCE HOLDING CO. LTD

AND

CES GLOBAL HOLDINGS (HONG KONG) LIMITED

INTRODUCTION

We refer to our appointment as the Independent Financial Advisor to advise the Independent Board Committee and the Independent Shareholders in relation to the Subscriptions, details of which are set out in the letter from the Board contained in the circular of the Company dated 24 September 2012 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings used in this letter unless the context requires otherwise.

On 11 September 2012, CEA Holding and CES Finance entered into the A Shares Subscription Agreement with the Company, pursuant to which, at the subscription price of RMB3.28 per share: (a) CEA Holding will subscribe in cash for 241,547,927 new A Shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will subscribe in cash for 457,317,073 new A Shares with a total subscription price of RMB1,499,999,999.44. The aggregate subscription price would be RMB2,292,277,200 under the A Shares Subscription.

LETTER FROM KIM ENG

Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global entered into the H Shares Subscription Agreement with the Company, pursuant to which, at the subscription price of HK$2.32 per share, CES Global will, subscribe in cash for 698,865,000 new H Shares with a total subscription price of HK$1,621,366,800.

CEA Holding is the controlling shareholder of the Company, CES Finance is a wholly-owned subsidiary of CEA Holding, and CES Global is an indirectly wholly-owned subsidiary of CEA Holding, all being connected persons of the Company. The issue of new A Shares and new H Shares pursuant to the relevant Subscriptions constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and Independent Shareholders’ approval requirements thereunder. CEA Holding and its associates will abstain from voting at the general meeting convened for the purpose of approving the Subscriptions.

The Independent Board Committee comprising all of the independent non-executive Directors, namely Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong and Shao Ruiqing, has been formed to advise the Independent Shareholders on the terms of the Subscriptions. We, Kim Eng, are a licensed corporation holding a licence to conduct Type 1 (dealing in securities), Type 4 (advising on securities dealing) and Type 6 (advising on corporate finance) regulated activities under the SFO. We shall receive a fee from the Company for the delivery of this letter in accordance with the terms of our engagement. The Company has also agreed to indemnify us and certain related persons against certain liabilities suffered by us or our related persons in connection with this engagement.

Apart from the professional fees for our services to the Company as described above, no arrangement currently exists whereby we shall receive any fees or benefits from the Company, its subsidiaries or associates. As at the Latest Practicable Date, save for this engagement, we did not have any relationship with the Company. We consider ourselves suitable to give independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Subscriptions.

BASIS OF OUR OPINION

In arriving at our advice with regards to the Subscriptions, we have also relied on the statements, information and facts supplied, the opinions expressed and the representations made by the Directors and management of the Company including those set out in the Circular and assumed that all statements, intentions, opinions, assumptions, and representations made, for which the Company and its Directors are solely and wholly responsible, were true, complete, accurate and not misleading at the time they were made and continue to be so in all material respects up to and as at the date of Circular and that they may be relied upon.

We have been advised by the Directors that to the best of their information, knowledge and belief having made reasonable enquiries, all material information and facts necessary for the purposes of Kim Eng to carry out the work have been provided. We have no reason to believe that any material information has been withheld, or to doubt the truth or accuracy or completeness of the information provided. We have also sought and received confirmation from the Directors that representations and opinions expressed in the information given have been provided after due and careful consideration.

LETTER FROM KIM ENG

We have reviewed, among others, the information prepared by the Company in relation to the Subscriptions and the source of other information used in this letter. We have also assumed that all statements of intention of the management or the Directors, as set forth in the Circular, will be implemented and that all of the expectations of the Directors can be met. We have also relied on certain information available to the public (such as the relevant published documents of the Group) and we assume such information to be accurate and reliable. We consider that we have received and reviewed sufficient information to enable us to provide a reasonable basis of our advice. We have not carried out any independent verification of such information, or conducted an independent investigation into the business and affairs of the Group, CEA Holdings, CES Financial, CES Global and their respective shareholders, subsidiaries, associates and business partners or underlying assets of the Group, or conducted any valuation or appraisal of any assets or liabilities, or conducted any form of investigation into the commercial viability of the future prospects of the Group or of its underlying assets or of the financial conditions or future prospects of any other parties.

Our opinion is necessarily based upon the market, economic and other conditions as they existed and could be evaluated on, and the information publicly available to us as of the Latest Practicable Date. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee and the Independent Shareholders. It should be understood that subsequent developments or changes could occur that, if known at the time we rendered our opinion, would have affected or altered our opinion. We assume no responsibility or liability under such circumstances.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our view, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached an opinion based on the results of all analyses taken as a whole.

1.        Background of the Group

a.        Business of the Group

We noted from the unaudited interim report of the Company for the six months ended 30 June 2012 (the “Interim Report 2012”) that, the Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. As stated in the annual report of the Company for the year ended 31 December 2011 (the “Annual Report 2011”), the Company was one of the three largest air carriers in the PRC based on the total tonne-kilometers and number of passengers carried in 2011.

LETTER FROM KIM ENG

Set out below is a summary of the selected operating data of the Group extracted from the Annual Report 2011 and Interim Report 2012:

	For the year ended			For the six months ended
	31 December			30 June
	2010	2011	Change	2011	2012	Change

Capacity (Hours flown in thousands)	1,195.10	1,288.40	7.81%	622.17	675.40	8.56%
Total traffic volume (Revenue tonne-kilometres in millions)	12,598.98	13,402.08	6.37%	6,250.89	6,860.66	9.75%
Number of passengers carried (in thousands)	64,930.43	68,724.96	5.84%	33,245.59	34,613.85	4.12%
Weight of freight carried (kilograms in millions)	1,464.91	1,443.05	(1.49)%	666.49	682.30	2.37%

As stated in the Interim Report 2012, as at 30 June 2012, the Group operated 395 aircrafts, including 376 passengers aircraft and 19 freighters. There will be 25 and 46 passengers aircrafts that are scheduled to be introduced and put into service during the second half of 2012 and the year of 2013, respectively. On 24 August 2012, the Company announced its cooperation with Qantas Airways Limited (“Qantas”), to establish a low-cost airline in Hong Kong by leveraging the low-cost Jetstar brand owned by Qantas.

b.        Financials of the Group

Set out below is a summary of the Group’s financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) which are extracted from the Annual Report 2011 and the Interim Report 2012, together with selected financial ratios derived therefrom:

	For the year ended		For the six months ended
	31 December		30 June
	2010	2011	2011	2012
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)

Traffic revenues	67,390,909	76,513,636	35,375,046	37,569,377
- Passenger	58,968,019	68,433,970	31,794,486	33,565,785
- Cargo and mail	8,422,890	8,079,666	3,580,560	4,003,592
Tour operations income	1,932,510	2,115,520	897,961	984,813
Ground service income	1,957,610	2,104,604	856,837	906,058
Cargo handling income	673,329	278,724	154,566	89,041
Commission income	100,016	95,426	71,681	42,099
Others	1,749,285	1,295,220	723,099	621,966

Revenue	73,803,659	82,403,130	38,079,190	40,213,354

Operating Profit	5,696,946	4,172,554	2,270,696	1,787,711
Profit for the period	5,284,321	4,576,472	2,347,626	692,859

LETTER FROM KIM ENG

			As at
	As at 31 December		30 June
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
			(Unaudited)

Current assets	12,080,081	13,708,038	15,995,166
Non current assets	91,253,635	101,030,843	104,956,668

Total assets	103,333,716	114,738,881	120,951,843

Current liabilities	39,263,817	43,386,740	48,883,462
Non current liabilities	47,508,013	49,547,034	49,244,121

Total liabilities	86,771,830	92,933,774	98,127,583

Net current liabilities	(27,183,736)	(29,678,702)	(32,888,296)
Net assets	16,561,886	21,805,107	22,824,251

Net assets value per Share[1] (in RMB)	1.35	1.78	1.89
Earnings per Share[2] (in RMB)	0.44	0.41	0.07
Current ratio[3] (times)	0.31	0.32	0.33
Gearing ratio[4] (times)	3.30	2.67	2.68
Total liabilities/total assets (times)	0.84	0.81	0.81

Notes:

1.	Net assets value per Share = equity attributable to the equity shareholders of the Company over number of ordinary Shares at the end of the period

2.	Earnings per Share = consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of ordinary Shares in issue during the period

3.	Current ratio = current assets over current liabilities

4.	Gearing ratio = net debt over total equity. Net debt being the aggregate of current and non-current borrowings and obligations under finance lease less cash and cash equivalents

LETTER FROM KIM ENG

Revenue and profit

For the year ended 31 December 2011, the Group’s revenue was approximately RMB82,403 million, represents an increase of 11.65% from 2010, mainly attributable by the increase in the provision of passenger services. The Group’s operating profit was approximately RMB4,173 million for the year ended 31 December 2011, representing a decrease of 26.76% from 2010, primarily attributable to the increase in oil prices and the corresponding increase in the costs of jet fuel in 2011. The Group’s profit was approximately RMB4,576 million for the year ended 31 December 2011, represents an decrease of 13.40% from 2010, primary due to the exchange gain related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

For the six months ended 30 June 2012, the Group’s revenue was approximately RMB40,213 million, represents an increase of 5.60% from the six months ended 30 June 2011, mainly attributable by the increase in the provision of passenger, cargo and mail delivery services. The Group’s operating profit was approximately RMB1,788 million, represents a decrease of 21.27% from the six months ended 30 June 2011, mainly attributable by the increase of 9.67% in total expenditure on aviation fuel of the Group as compared to the same period last year. The Group’s profit was approximately RMB693 million for the six months ended 30 June 2012, representing a decrease of 70.49% from the six months ended 30 June 2011, primarily due to the exchange gains from translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period-end exchange rates for the six months ended 30 June 2011.

Total assets

As at 30 June 2012, the Group’s total assets was approximately RMB120,952 million, whose key components are the carrying amount of aircraft, engines and flight equipment (approximately RMB68,970 million) and the goodwill arising from the acquisition of Shanghai Airlines Co., Ltd (approximately RMB11,270 million), which made up approximately 57.02% and 9.32% of the Group’s total assets, respectively.

Financial liabilities, finance costs and interest rates

As at 30 June 2012, total debt (being aggregate of current and non-current borrowings of approximately RMB45,361 million and obligations under finance lease of approximately RMB21,218 million) (“Total Debt”) of the Group was approximately RMB66,579 million, and its gearing ratio (being net debt over total equity) and total liabilities over total assets, was approximately 2.68 and 0.81, respectively.

Letter from kim eng

As stated in the Interim Report 2012, as at 30 June 2012, the Group’s selected financial liabilities would be settled into relevant maturity groups based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table below are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

		Obligations
		under
		finance
	Borrowings	leases	Total
	RMB’000	RMB’000	RMB’000

Within one year	24,008,956	2,705,037	26,713,993
In the second year	7,597,640	3,687,585	10,285,225
In the third to fifth year inclusive	9,310,067	8,360,655	17,670,722
After the fifth year	7,650,742	9,289,250	16,939,992

Total	48,567,405	23,042,527	71,609,932

It was approved by the shareholders of the Company in its annual general meeting held on 28 June 2012 (“AGM”) that, (i) the Company may issue within the PRC its super short-term commercial paper with an aggregate principal amount of not more than RMB10 billion and for a term of not more than 270 days for a period commencing from the date upon approval by the Company’s shareholders in its AGM and ending on the date of which its next annual general meeting will be concluded; and (ii) the Company may issue within the PRC corporate bonds, through public offer and the Shareholders have no pre-emptive rights to subscribe to such bonds, of no more than RMB8.8 billion and for a term of not more than 10 years from a period commencing from the date upon approval by the Company’s shareholders in its AGM up to the date of expiry of 24 months upon the approval by the CSRC with regard to the issuance of such bonds.

According to a recent announcement of the Company, on 13 August 2012, the Company received a notification on acceptance of registration from the National Association of Financial Market Institutional Investors accepting the registration of the Company’s super short-term commercial paper with an aggregate principal amount of not more than RMB10 billion. On 13 September 2012, the Company has completed the issuance of the 2012 first tranche of its super short-term commercial paper (“2012 First Tranche SCP”) in an amount of RMB4 billion with a maturity of 270 days at an interest rate of 4.1%. The proceeds from the 2012 First Tranche SCP will be used principally to repay the bank loans, improve its financing structure and replenish short-term operational working capital. The Directors advised that, as at the Latest Practicable Date, the Company currently did not have any concrete plan for other bond issuance.

Letter from kim eng

We noted that the Annual Report 2011 has some details about the terms of the long-term borrowings as at 31 December 2011 as follows:

		For the year ended
		31 December
Currency	Interest rate	2010	2011
		RMB’000	RMB’000

RMB denominated	3.51% to 6.4% per annum	10,550,536	11,344,130
US dollar denominated	3 months LIBOR+0.25% to 6 month
	LIBOR+3.5% per annum	16,822,043	18,976,583

Total long-term bank borrowings		27,372,579	30,320,713

It is noted from Bloomberg that as of 31 August 2012, 3-month LIBOR and 6-month LIBOR were 0.41825% and 0.70765% per annum, respectively.

In terms of the short-term bank borrowings, as at 31 December 2011, the interest rates relating to the borrowings of the Group repayable within one year ranged from 1.30% to 6.31% per annum.

Capital requirements

We note from the Interim Report 2012 that, the Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirement through a combination of funds generated from operation and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

As stated in the Annual Report 2011, the Company expected a capital expenditures for aircraft, engines and related equipment to be, in the aggregate, approximately RMB108,298 million, including, among others, RMB17,935 million in 2012 and RMB22,249 million in 2013, in each case subject to contractually stipulated changes or any change relating to inflation. The Company plans to finance their capital commitments through a combination of funds generated from operation, existing credit facilities, bank loans, leasing arrangements and other external financing arrangement.

Letter from kim eng

Net current liabilities

According to the Interim Report 2012, the Group operates with a working capital deficit. As at 30 June 2012, the Group’s net current liabilities position was approximately RMB32,888 million, representing approximately 27.19% of the total assets, primarily caused by its high current borrowings, accrued expenses and obligations under finance leases. As stated in the Interim Report 2012, the Group has been and believes it will continue to be capable of financing its working capital by obtaining short-term or long-term loans from domestic and foreign banks in China. Of the other two air carriers in the PRC whose shares are listed on the Stock Exchange, we noted that they also registered a net current liabilities position and the net current liabilities as a percentage to the total assets ranged from 22.5% to 24.00%.

2.        Reasons for and benefits of the Subscriptions

In the letter from the Board, the Directors have set out the backdrop why it is necessary for the Company to improve its capital structure, together with the benefits of the Subscriptions, particularly,

a.	in 2011, the international aviation market was affected by the slow recovery of the global economy, the intensified political situation in certain regions and the natural disasters in Japan, which led to the downturn of international aviation services. Despite the above situations and a decrease in growth rate compared to 2010, market demand for domestic aviation services remained robust as a result of the stable PRC economy and continuous growth of domestic consumption. Currently, the Company is facing a series of adverse factors such as slowdown in growth of the industry, intensified market competition among its peers, fast development of high-speed railways and increased aviation fuel cost;

b.	to cope with the challenging market environment, the Company has proactively adopted effective measures and strove to overcome difficulties by optimizing the replanning of flight routes and flight arrangements, fostering construction of its hub network and increasing the marketing network, enhancing its management capability and services quality, and actively improving on the Company’s profit model. However, the Directors believe that there are constraints on the Company’s operation and implementation of its future strategy due to its high debt to equity ratio and relatively large scale of absolute liabilities, which have adversely affected the Company’s ability to enhance its risk-resistance capability;

c.	the operating and financial condition of the Group is under enormous pressure. The continuous fluctuations in global financial markets make it difficult for the Company to obtain financial support in the short run; and

d.	through the Subscriptions, the Directors believe that it will improve the financial position of the Company and in long term, enhance the Company’s competitiveness and help to improve its operational position.

Letter from kim eng

In the letter from the Board, the Directors elaborated that the Subscriptions will also improve the financing capability of the Company. Improvement in the Company’s financial position to a certain extent and enhancement of the Company’s profitability will strengthen the Company’s fund raising capability with banks and other financial institutions, and as a result, the Company will have more opportunities in raising fund with lower financial costs. The Directors also commented the Subscriptions would help improve the financial position and enhance the capital structure and in the long term, enhance the competitiveness and improve the operational position of the Group, which we concur with after taking into account the above backdrop, benefits and elaborations from the Directors.

3.       Previous subscriptions

We noted that the Company completed two subscriptions in 2009 in which CEA Holding and CES Global participated. Set out below are the principal terms of the previous subscriptions:

Date of subscription announcement	29 December 2008	10 July 2009

Subscriber
– A Shares	CEA Holding	CEA Holding and other independent investors

– H Shares	CES Global	CES Global

Determination of subscription price
– A Shares	By reference to 90% of the average trading price of A Shares during the period of 20 trading days prior to the price determination date

– H Shares	Par value of RMB1.00	By reference to 90% to average trading price of the 20 trading days including the price determination date

Letter from kim eng

Date of subscription announcement	29 December 2008	10 July 2009

Lock-up Period
– A Shares	36 months from the date of completion of the subscription	CEA Holding – 36 months from the date of the issuance of the respective new A Shares

Other independent investors – 12 months from the date of the issuance of the respective new A Shares

– H Shares	12 months from the date of the completion of the subscription	No lock-up arrangement

Split between new A Shares and new H Shares in the relevant subscription	73% A Shares: 27% H Shares	50% A Shares: 50% H Shares

Total Proceeds	RMB7.00 billion	RMB7.02 billion

Use of proceeds	Working capital of the Company	Repayment of short-term loan and working capital of the Company

4.        Principal terms of the Subscriptions

 As stated in the letter from the Board, principal terms of the Subscriptions are as follows:

a.	A Shares Subscription Agreement

Number of new A Shares subscribed for

An aggregate of 698,865,000 new A Shares would be subscribed by CEA Holding and CES Finance. Such new A Shares represents approximately 6.20% of the existing issued share capital of the Company as at the Latest Practicable Date. Immediately after completion of the Subscriptions, CEA Holding will, as ultimate beneficial owner, hold in aggregate 5,530,240,000 A Shares, representing 43.63% of the enlarged total share capital of the Company.

Letter from kim eng

Subscription price

RMB3.28 per A Share, represents a discount of 10% to the average trading price of A Shares during the Fixed Price Period (being RMB3.64). The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares during the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period.

The subscription price of RMB2,292,277,200 will, pursuant to the terms of the A Shares Subscription Agreement, be payable in cash to the special savings account as designated by the Company within 5 business days after the A Shares Subscription Agreement has come into effect, or such other date as the parties may agree. As advised by the Company, the subscription price for the A Shares Subscription was agreed after arm’s length negotiations between the parties and is determined pursuant to 《上市公司證券發行管理辦法》 (Administrative Measures in relation to Issuance of Shares by Listed Companies) and 《上市公司非公開發行股票實施細則 》 (Rules for the Implementation of Non-public Issuance of Shares by the Listed Companies) which requires that the subscription price for the A Shares Subscription shall not be less than 90% of the average trading price of A Shares during the Fixed Price Period.

Commencement and termination of the A Shares Subscription Agreement

The A Shares Subscription Agreement will take effect upon the happening of the following:

(1)	obtaining the approval by the Shareholders by way of special resolution at a general meeting for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively and for the adoption of the revised Articles of Association;

(2)	in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding and any parties acting in concert with it; and

(3)	obtaining the approval from the relevant governmental and regulatory authorities, including but not limited to CSRC, for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively.

The A Shares Subscription Agreement shall automatically be terminated upon the happening of the following:

(1)	if the above conditions have not been satisfied within 12 months from the approval by the Shareholders at general meeting for the issue of new A Shares and new H Shares; or

Letter from kim eng

(2)	CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

If the H Shares Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the A Shares Subscription will automatically be terminated.

b.	H Shares Subscription Agreement

Number of new H Shares subscribed for

698,865,000 new H Shares would be subscribed by CES Global. Such new H Shares represents approximately 6.20% of the existing issued share capital of the Company as at the Latest Practicable Date. Immediately after completion of the Subscriptions, CES Global will hold in aggregate 2,626,240,000 H Shares, representing 20.72% of the enlarged total share capital of the Company.

Subscription price

HK$2.32 per H Share, represents no premium or discount to the closing price of HK$2.32 per H Share on 5 September 2012. The subscription price for H Shares Subscription, being the closing price of H Shares on the trading day (being 5 September 2012) immediately prior to the date of suspension of trading of the H Shares on the Stock Exchange (being 6 September 2012).

The subscription price is HK$1,621,366,800 (equivalent to RMB1,329,520,776 as at the Latest Practicable Date) and will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least 5 business days prior to the date of payment) within 5 business days after the H Shares Subscription Agreement has come into effect, or such other date as the parties may agree. As advised by the Company, the subscription price for the H Shares Subscription was agreed after arm’s length negotiations between the parties and is determined pursuant to PRC Company Law which requires that the subscription price of H Share cannot be below its par value.

Commencement and termination of the H Shares Subscription Agreement

The H Shares Subscription Agreement will take effect upon the happening of the following:

(1)	obtaining the approval by the Shareholders by way of special resolution at a general meeting for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively and for the adoption of the revised Articles of Association;

Letter from kim eng

(2)	in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding and any parties acting in concert with it; and

(3)	obtaining the approval from the relevant governmental and regulatory authorities, including but not limited to CSRC, for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively.

The H Shares Subscription Agreement shall automatically be terminated upon the happening of the following:

(1)	if the above conditions have not been satisfied within 12 months from the approval by the Shareholders at general meeting for the issue of new A Shares and new H Shares; or

(2)	CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

If the A Shares Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the H Shares Subscription will automatically be terminated.

c.	Ranking of new A Shares and new H Shares to be issued

The new A Shares to be issued pursuant to the A Shares Subscription Agreement and the new H Shares to be issued pursuant to the H Shares Subscription Agreement will rank, upon issue, pari passu in all respects with the A Shares and H Shares in issue at the time of issue and allotment of such new A Shares and new H Shares.

d.	Lock-up arrangements

In terms of the new A Shares, pursuant to the relevant rules of the CSRC, CEA Holding and CES Finance have each undertaken to the Company that it shall not transfer any of the new A Shares it has subscribed for pursuant to the A Shares Subscription Agreement within 36 months from the date of completion of the A Shares Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new A Shares that CEA Holding and CES Finance have subscribed for pursuant to the A Shares Subscription Agreement.

Letter from kim eng

In terms of the new H Shares, pursuant to the H Shares Subscription Agreement, CES Global has undertaken to the Company that it shall not transfer any of the new H Shares it has subscribed for pursuant to the H Shares Subscription Agreement within 36 months from the date of completion of the H Shares Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new H Shares that CES Global has subscribed for pursuant to the H Shares Subscription Agreement.

5.	Background of subscribers

As stated in the letter from the Board, CEA Holding is a wholly PRC state-owned enterprise. CES Finance is wholly-owned subsidiary of CEA Holding and CES Global is an indirectly wholly-owned subsidiary of CEA Holding, all being connected persons of the Company. For details on the background of the subscribers, please refer to section under “Information about the parties” in the letter from the Board.

6.	Analysis of the Subscription Price/ Comparable companies analysis for the proposed issue

a. Analysis on historical price and net assets value per Share

Price performance of A Shares from 1 January 2008 to 5 September 2012:

Letter from kim eng

The subscription price for A Shares represents:

(1)	a discount of 0.30% as compared to the closing price of RMB3.29 per A Share on 5 September 2012, the last trading day (“Last Trading Day”) of A Shares prior to the suspension of trading of A Shares on the Shanghai Stock Exchange on 6 September 2012 for the purpose of the A Share Subscription Agreement;

(2)	a discount of approximately 2.67% as compared to the average closing price of RMB3.37 per A Share on the Shanghai Stock Exchange for the last 5 consecutive trading days of A Shares immediately prior to and including the Last Trading Day;

(3)	a discount of approximately 5.75% as compared to the average closing price of RMB3.48 per A Share on the Shanghai Stock Exchange for the last ten consecutive trading days of A Shares immediately prior to and including the Last Trading Day;

(4)	a discount of approximately 9.89% as compared to the average closing price of RMB3.64 per A Share on the Shanghai Stock Exchange for the last 20 consecutive trading days of A Shares immediately prior to and including the Last Trading Day;

(5)	a premium of approximately 0.31% as compared to the closing price of RMB3.27 per A Share on the Shanghai Stock Exchange on the Latest Practicable Date;

(6)	a premium of approximately 84.27% as compared to the audited net assets value per share of RMB1.78 of the Company as at 31 December 2011 as derived from the Annual Report 2011; and

(7)	a premium of approximately 73.54% as compared to the unaudited net assets value per share of RMB1.89 of the Company as at 30 June 2012 as derived from the Interim Report 2012.

It is noted from the information above that the subscription price of RMB3.28 for A Shares represents a premium of 0.31% as compared to the Latest Practicable Date, a discount range from 0.30% to 9.89% as compared to the recent trading day(s) up to the Last Trading Day, a premium of 84.27% as compared to the audited net assets value per Share derived from the Annual Report 2011 as at 31 December 2011 and a premium of 73.54% as compared to the unaudited net assets value per Share derived from Interim Report 2012 and at 30 June 2012, respectively.

Letter from kim eng

Price performance of H Shares from 1 January 2008 to 5 September 2012:

The subscription price for H Shares represents:

(1)	no premium or discount as compared to the closing price of HK$2.32 per H Share on the Last Trading Day, which is the last trading day of H Shares prior to the suspension of trading of H Shares on the Stock Exchange on 6 September 2012;

(2)	a discount of approximately 1.28% as compared to the average closing price of HK$2.35 per H Share on the Stock Exchange for the last 5 consecutive trading days of H Shares immediately prior to and including the Last Trading Day;

(3)	a discount of approximately 3.41% as compared to the average closing price of HK$2.40 per H Share on the Stock Exchange for the last ten consecutive trading days of H Shares immediately prior to and including the Last Trading Day;

(4)	a discount of approximately 7.57% as compared to the average closing price of HK$2.51 per H Share on the Stock Exchange for the last 20 consecutive trading days of H Shares immediately prior to and including the Last Trading Day;

(5)	a discount of approximately 5.31% as compared to the closing price of HK$2.45 per H Share on the Stock Exchange on the Latest Practicable Date;

(6)	a premium of approximately 6.88% as compared to the audited net assets value per share of RMB1.78 of the Company as at 31 December 2011 as derived from the Annual Report 2011; and

Letter from kim eng

(7)	a premium of approximately 0.66% as compared to the unaudited net assets value per Share of RMB1.89 of the Company as at 30 June 2012 as derived from the Interim Report 2012.

It is noted from the information above that the subscription price of HK$2.32 for H Shares represents a discount of 5.31% as compared to the Latest Practicable Date, a discount range from nil to 7.60% as compared to the recent trading day(s) up to the Last Trading Day, a premium of 6.88% as compared to the audited net assets value per Share derived from the Annual Report 2011 as at 31 December 2011 and a premium of 0.66% as compared to the unaudited net assets value per Share derived from Interim Report 2012 as at 30 June 2012, respectively.

b.        Analysis on the Company’s previous subscriptions

We noted that the subscription price of the A Shares in the Company’s previous subscriptions was made with reference to 90% of the average trading price of A Shares during the period of 20 trading days prior to the price determination date, while the subscription price of the H Shares in the Company’s previous subscriptions was made with reference to (i) par value of the H Shares, and (ii) 90% to average trading of the 20 trading days including the price determination date. We noted that while the pricing basis of the new A Shares is consistent with the previous subscriptions, the pricing basis of the new H Shares is effecting more favourable to the Company pursuant to the Subscriptions than the previous subscriptions as detailed in the paragraph “Previous subscriptions” under the section headed “Principal Factors and Reasons Considered” as the subscription price of H Shares of the previous subscriptions represents a discount from 6.30% to 20.50% against the then closing price and average closing price of the five consecutive trading days immediately prior to the corresponding announcement of the previous subscriptions.

c.        Analysis on previous subscription cases of other issuers

In assessing the terms of the Subscriptions, we have attempted to select the companies that are comparable to the Company based on the criteria that those companies (i) whose H shares are listed on main board of the Stock Exchange and A shares are listed on stock exchange in the PRC; and (ii) announced to issue or propose to issue additional new A shares and H shares to their respective controlling shareholders twelve months prior to the Announcement (i.e. 1 September 2011) up to the date of Announcement on 11 September 2012 (the “Comparable Company(ies)”), irrespective of whether such issues have proceeded to completion or not. Based on our research of the published information, we have identified a total of six Comparable Companies which meet our criteria and are considered to be fair and representative for comparison purpose, details of which are set out as follows:

LETTER FROM KIM ENG

						Discount to	Discount to
						the average	the average
						of the	of the
						closing price	closing price	Discount to
						of A share/	of A share/	the closing
						H share for	H share for	price of
						the last 10	the last five	A share/
					Discount to	trading days	trading days	H share
					the average	immediately	immediately	immediately
					trading price	prior to the	prior to the	prior to the
					of A shares	date of	date of	date of
					during the	announcement	announcement	announcement
					20 trading	on the issue	on the issue	on the issue
				Issue price/	days period	of its	of its	of its
Date of				Proposed	before the	A share/	A share/	A share/
announcement	Issuer	Stock code		issue price	pricing day	H share	H share	H share

17 September	CSR Corporation Limited	1766.HK/		RMB4.46	9.98%	6.34%	4.50%	3.25%
2011	– A Share	01766.	SH

22 November	Huadian Power	1071.HK/		RMB3.00	4.34%	6.28%	6.72%	3.23%
2011	International	00027.	SH
	Corporation Limited
	– A Share

15 March 2012	Bank of Communications	3328.HK/
	Co., Ltd	01328.	SH
	– A Share			RMB4.55	8.36%	7.76%	6.99%	6.57%
	– H Share			HK$5.63	NA	8.78%	8.66%	9.05%

12 April 2012	Jingwei Textile Machinery	350.HK/		RMB9.40	10.03%	6.50%	6.60%	8.91%
	Company Limited	00666.	SZ
	– A Share

27 April 2012	Air China Limited	753.HK/		RMB5.57	9.88%	9.08%	10.16%	10.88%
	– A Share	601111.	SH

11 June 2012	China South Airlines	1055.HK/		RMB4.30	9.79%	8.88%	10.15%	8.12%
	Company Limited	600029.	SH
	– Share

				Mean	8.73%	7.47%	7.52%	6.83%
				Median	9.84%	7.13%	6.85%	7.35%
11 September	The Company	670.HK/
2012		600115.	SH
	– A Share			RMB3.28	9.89%	5.69%	2.67%	0.30%
	– H Share			HK$2.32	NA	3.41%	1.28%	–

Source: Official website of the Stock Exchange and Bloomberg

In terms of the new A Shares, as shown in the table above, we note that the issue price for A shares of all the Comparable Companies was exactly or slightly higher than the 90% of average trading price of respective A shares during the 20 trading days period before the pricing base day. We also noted that the discount of the A Shares Subscriptions is within the range that the Comparable Companies have in their respective issuance of new A shares.

LETTER FROM KIM ENG

In terms of the new H Shares, we noted that the issue price for H shares of the Comparable Company represents a discount of 9.05%, 8.66% and 8.78% to its closing price, its average of the closing price of H share for the last five and ten trading days immediately prior to the date of the announcement on the issue of the H share, respectively, while the issue price for the new H Shares represents no discount, a discount of only 1.28% and 3.44% to its closing price, its average of the closing price of H Share for the last five and ten trading days immediately prior to the date of the announcement on the issue of the H Share, respectively.

7.	Lock-up arrangements

The subscribers are subject to a 36-month lock-up arrangement for the selling of the new A Shares and new H Shares, as detailed in the letter from the Board. Accordingly, both A Shares and H Shares would not be subject to undue selling pressure caused by the disposal of A Shares and/or H Shares subscribed under the Subscriptions by the respective subscribers during such period. In terms of the lock-up arrangements, (i) the A Shares Subscription is in line with the A share issues of the Comparable Companies and the Company’s previous subscriptions as detailed in the paragraph “Previous subscriptions” under the section headed “Principal Factors and Reasons Considered”; and (ii) the H Shares Subscription has a longer lock-up arrangement than the 3-month lock-up arrangement under the subscription by the subscribers of the Comparable Company.

8.	Alternative means of financing

As advised by the Directors, apart from the Subscriptions, they have considered various funding alternatives, including debt financing and equity financing:

a.	Debt financing

We are advised by the Directors that while the Company has no major difficulties in renewing and/or obtaining new bank loans. Given the issuance of 2012 First Tranche SCP, the Directors would prefer to enhance the capital base of the Company. In view of the current financial position of the Group, the Directors believe that obtaining equity financing, as compared to further borrowings or other bank financing, would strengthen the capital base, reduce the indebtedness (under the use of proceeds), and decrease the Group’s gearing ratio as well as finance costs, which, in turn, would enhance the Group’s future financing flexibility.

b.	Equity financing

The Board considered equity financing such as rights issue or a placement to independent investors. Given (i) the difficulties in the operation environment in the aviation and airline services industry as discussed in the paragraph headed “Reasons for and benefits of the Subscriptions” above and (ii) the complexity to undertake a rights issue (including the time involved in obtaining the relevant approval to issue the rights shares), the Directors considered that these fund raising means present higher uncertainties and risks at the prevailing capital market environment, and no / little visibility on the timing to completion.

LETTER FROM KIM ENG

The Board is of the view that under the normal market practices, subscription prices of rights shares shall be set at a discount to the prevailing trading prices in order to attract its shareholders to subscribe the right shares. Therefore, rights issue of the A Shares and H Shares (the “Rights Issue”) with small discount for the subscription price would be less attractive to the Shareholders as compared with normal market practices resulting in higher completion risks.

Taking into consideration the factors that (i) a relatively speedy and certain financing method is preferred; (ii) the 36-month lock-up period which will have less selling pressure on the share price of the Company; and (iii) subscription by the controlling Shareholder demonstrates the recognition of the value of the Company and confidence in the Company which may help stabilize the share price of the Company, the Directors are of the opinion that the Subscriptions is a preferred means of fund raising for the Company at the prevailing operating environment and capital market condition.

We noted from the CSRC website that, (i) the equities funds raised in the PRC in 2011 was approximately RMB678 billion, a decrease of 34% when compared with approximately RMB1,028 billion in 2010; and (ii) the equities funds raised in the PRC for the first eight months of 2012 was approximately RMB399 billion, accounted for approximately 59% of the equities funds raised for 2011.

We also noted from the Stock Exchange website and fact book 2011 that, (i) the equities funds raised on the Stock Exchange in 2011 was approximately HK$490,386 million, a decrease of 43% when compared with approximately HK$858,725 million in 2010; and (ii) the equities funds raised on the Stock Exchange for the first eight months of 2012 was approximately HK$183,677 million, accounted for approximately 37% of the equities funds raised for 2011.

Taking into account the above, we concur with the Directors that the Subscriptions provide the Company with more certainty in terms of fund raising and is a preferred means of fund raising in light of the current operating environment and capital market condition.

9.	Possible financial effects of the Subscriptions

As stated in the letter from the Board, the total proceeds of the Subscriptions will be approximately RMB3,622 million before deduction of expenses. After deduction of relevant expenses for the Subscriptions, the net proceeds from the Subscriptions are intended to be used to repay existing financial institution loans and the remaining balance (if any) will be used to supplement the working capital of the Company. As a result of completion of the Subscriptions, the Directors expect the following financial effects on the Group’s financial position will be arisen:

LETTER FROM KIM ENG

a.	Effect on liquidity

Liquidity of the Group will be improved by the Subscriptions as a result of an infusion of approximately RMB3,622 million in cash on completion of the Subscriptions, which represents approximately 67.56% of the cash and cash equivalent, or 5.44% of Total Debt as at 30 June 2012. This infusion can be used to free up and strengthen the gearing capacity and/or replenish the working capital of the Group.

b.	Effect on earnings

The Directors plan to apply the net proceeds to repay existing financial institution loans and/or to supplement the working capital of the Company. If loans are repaid, interest expense will fall accordingly until loans are redrawn. According to the management, in medium to long term, the Group would be in a better position to negotiate for better terms of financing and/or refinancing with the improvement of the capital base of the Company upon completion of the Subscriptions.

According to the Annual Report 2011 and Interim Report 2012, the Group incurred an interest expense of approximately RMB1,463 million and RMB847 million for the year ended 31 December 2011 and for the first six months ended 30 June 2012, respectively.

c.	Effect on net assets

The net assets value of the Group would be increased as a result of the completion of the Subscriptions. The Subscriptions would post a positive impact to the Group’s net asset base.

d.	Effect on gearing

Based on the financial information as set out in the Interim Report 2012, (i) the Group’s gearing ratio (being net debt over total equity) was 2.68; (ii) the ratio of total liabilities over total assets of the Company was 0.81; (iii) the Total Debt was approximately RMB66,579 million; and (iv) finance costs of the Company’s total was RMB847 million, for the six months ended 30 June 2012.

According to the letter from the Board, with the repayment of the loans, the total liabilities of the Group would be decreased accordingly and hence the gearing ratio and the ratio of total liabilities over total assets of the Company would be lowered upon completion of the Subscriptions to approximately 2.18 and 0.78, respectively, assuming completion of the Subscriptions as at 30 June 2012.

e.	Effect on current ratio

Based on the current assets and current liabilities as disclosed in Annual Report 2011 and Interim Report 2012, the current ratio, being current assets divided by current liabilities, of the Group as at 31 December 2011 and 30 June 2012 are 0.32 and 0.33, respectively. As at 30 June 2012, the Group’s net current liabilities were approximately RMB32,888 million. With the receipt of the proceeds in cash, current assets of the Group would be increased accordingly and hence the current ratio would be improved upon the completion of the Subscriptions to approximately 0.40 assuming completion of the Subscriptions as at 30 June 2012.

LETTER FROM KIM ENG

f.	Effect on net assets per Share

Under the Subscriptions, the new A Shares are to be issued at RMB3.28 per A Share and the new H Shares are to be issued at HK$2.32 per H Shares, representing a premium of 73.54% and 0.66% as compared to RMB1.89 of the unaudited net assets value per Share as at 30 June 2012 as derived from Interim Report 2012, respectively.

As the A Share Subscription and H Share Subscription are inter-conditional, the number of A Shares and H Shares to be issued under the Subscriptions are identical, their blended average price is still premium to the latest published net assets per Share as mentioned above. If completion were to take place on 30 June 2012, the Subscriptions would not create any material dilution effect to the then net assets per Share.

g.	Effect on earnings per Share

Taking into account the positive effect on earnings and the dilution effect arising from share issuance, the Directors do not expect any material adverse impact on the earnings per Share as a result of the Subscriptions.

Based on the above, we concur with the Directors’ view that the Subscriptions would demonstrate a positive impact on the above financial parameters of the Group, save for the immaterial dilution on earnings per Share.

10.	Dilution effect on shareholding

We noted from the letter from the Board that the shareholding structure of the Company immediately prior to, and immediately after, completion of the Subscriptions, would be as follows:

			Immediately after
	Prior to the Subscriptions		the Subscriptions
	Number of		Number of
	shares	%	shares	%

CEA Holding (A Shares)	4,831,375,000	42.84	5,072,922,927	40.03
CES Finance (A Shares)	-	-	457,317,073	3.61
CES Global (H Shares)	1,927,375,000	17.09	2,626,240,000	20.72
Public
– A Shares	2,950,838,860	26.17	2,950,838,860	23.28
– H Shares	1,566,950,000	13.90	1,566,950,000	12.36

Total	11,276,538,860	100	12,674,268,860	100

Notes:

1.	The percentage figures above have been rounded off to the nearest second decimal place.

2.	The figures above are provided assuming that no other Shares will be issued or transferred after the Latest Practicable Date until the completion of the Subscriptions.

LETTER FROM KIM ENG

We also noted that for issuers on the Stock Exchange, a general mandate to allot an aggregate of no more than 20% of the existing issued share capital is generally granted to directors of a listed issuer at its general meeting. The issue of new A Shares and new H Shares under the Subscriptions, in aggregate represents 12.40% of the existing issued share capital of the Company as at the Latest Practicable Date.

Based on the foregoing, we concur with the Directors’ view that the Subscriptions would not have any material dilution effect to the existing public shareholders and is acceptable.

RECOMMENDATION

Having considered the above principal reasons and factors as a whole, we concur with the Directors’ view that the Subscriptions is on normal commercial terms, in the ordinary and usual course of business, and the terms of the Subscriptions are fair and reasonable and in the interests of the Company and Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favor of the Subscriptions.

Yours faithfully,
For and on behalf of
Kim Eng Securities (Hong Kong) Limited

Wiley O’ Yang	Cecil Ng
Managing Director	Managing Director

APPENDIX I PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

PART I

The following amendments are proposed to be made to the existing Articles of Association in relation to profit distribution:

1.	Existing Article 146 of the Articles of Association is as follows:

“The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.”

Article 146 of the Articles of Association is proposed to be amended as:

“The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of its parent company (non-consolidated statements).”

2.	Existing Article 157 of the Articles of Association is as follows:

“The Company may distribute dividends in the following manner: (1) cash; (2) shares.

The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability.

The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition. In the event that the board of directors of the Company does not expect to conduct profit distribution in cash, the Company shall state the reasons in its periodic report.”

APPENDIX I PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

Article 157 of the Articles of Association is proposed to be amended as:

“The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition.

(1)	Profit distribution manner: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations.

(2)	Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall carefully study and examine the profit distribution plan and listen fully to the views of independent directors. The independent directors shall fulfill their responsibilities and play their roles to give specific views. After consideration and approval by the board of directors, the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting. The board of directors of the Company shall finish distributing the profit within two months after the general meeting is held.

When considering the profit distribution plan at the general meeting of the Company, the board of directors shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

(3)	Amendments to profit distribution policy of the Company: The board of directors of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted by reason of any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting.

(4)	Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(i)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

APPENDIX I PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

(ii)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(iii)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

(5)	Conditions of profit distribution by way of share dividends by the Company:

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits by way of share dividends according to its profitability, cash flow position and business growth for the year.

(6)	Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company.

(7)	Information disclosure if the Company fails to distribute cash dividends: In the event that the board of directors of the Company does not propose any profit distribution plan, the board of directors of the Company shall disclose the reasons therefor and the use of such retained funds that would have been otherwise available for distribution in its periodic report.”

APPENDIX I PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

PART II

In connection with the Subscriptions, the Board proposes the following amendments to the existing Articles of Association:

1.	Existing Article 20 of the Articles of Association is as follows:

“As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 11,276,538,860 shares.”

Article 20 of the Articles of Association is proposed to be amended as:

“As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 12,674,268,860 shares.”

2.	Existing Article 21 of the Articles of Association is as follows:

“The Company has issued a total of 11,276,538,860 ordinary shares, comprising a total of 7,782,213,860 A shares, representing 69.01% of the total share capital of the Company, a total of 3,494,325,000 H shares, representing 30.99% of the total share capital of the Company.”

Article 21 of the Articles of Association is proposed to be amended as:

“The Company has issued a total of 12,674,268,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 66.92% of the total share capital of the Company, a total of 4,193,190,000 H shares, representing 33.08% of the total share capital of the Company.”

3.	Existing Article 24 of the Articles of Association is as follows:

“The registered capital of the Company is RMB11,276,538,860.”

Article 24 of the Articles of Association is proposed to be amended as:

“The registered capital of the Company is RMB12,674,268,860.”

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

Directors, Supervisors, chief executives and senior management

The interests of the Directors, Supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity
		shares held –	in which the
		Personal	A Shares
Name	Position	interest	were held

Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960 A Shares	Beneficial
		(Note 1)	owner
Tang Bing	Director, Vice President	0	–
Luo Zhuping	Director	11,616 A Shares	Beneficial
		(Note 2)	owner
Sandy Ke-Yaw	Independent non-executive	0	–
Liu	Director
Wu Xiaogen	Independent non-executive	0	–
	Director
Ji Weidong	Independent non-executive	0	–
	Director
Shao Ruiqing	Independent non-executive	0	–
	Director
Yu Faming	Chairman of the Supervisory	0	–
	Committee
Xi Sheng	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Yan Taisheng	Supervisor	0	–
Liu Jaishun	Supervisor	3,960 A Shares	Beneficial
		(Note 1)	owner

APPENDIX II	GENERAL INFORMATION

		Number of	Capacity
		shares held -	in which the
		Personal	A Shares
Name	Position	interest	were held

Shu Mingjiang	Vice President	0	-
Wu Yongliang	Vice President, Chief	3,696 A Shares	Beneficial
	Financial Officer	(Note 3)	owner
Tian Liuwen	Vice President	0	-
Wang Jian	Board Secretary, Joint	0	-
	Company Secretary,
	Authorised representative
	in Hong Kong
Ngai Wai Fung	Joint Company Secretary	0	-

Note 1:	representing approximately 0.000035% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2:	representing approximately 0.0001% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3:	representing approximately 0.000033% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman of the Company), Mr. Xu Zhao and Mr. Gu Jiadan (Directors), Mr. Yu Faming (a Supervisor and the Chairman of the Supervisory Committee of the Company) and Mr. Xi Sheng (a Supervisor) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

3.	EXPERT STATEMENTS

This circular includes statement(s) made by the following expert:

Name	Qualification

Kim Eng Securities (Hong Kong) Limited	A licensed corporation holding a licence registered institution under the SFO to conduct Type 1 (dealing in securities), Type 4 (advising on securities dealing) and Type 6 (advising on corporate finance) regulated activities

Kim Eng has given and has not withdrawn its written consent to the issue of this circular with its statement(s) included in the form and context in which it is included.

As at the Latest Practicable Date, Kim Eng did not have any direct or indirect interest in any assets which have been, since 31 December 2011 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, Kim Eng was not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

4.	NO MATERIAL ADVERSE CHANGE

The Directors confirm that, as far as they are aware as at the Latest Practicable Date, there was no material adverse change in the financial or trading position of the Group since 31 December 2011 (being the date to which the latest published audited accounts of the Company have been made up).

5.	MISCELLANEOUS

Service contract

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which is not expiring nor terminable by the Group within a year without payment of any compensation (other than statutory compensation).

APPENDIX II	GENERAL INFORMATION

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since 31 December 2011 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at the offices of Baker & McKenzie, 23rd Floor, One Pacific Place, 88 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(i)	the A Shares Subscription Agreement (in Chinese); and

(ii)	the H Shares Subscription Agreement (in Chinese).

NOTICE OF EGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “EGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:30 p.m. on Friday, 9 November 2012, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 24 September 2012 (the “Circular”)):

AS SPECIAL RESOLUTIONS

1.	“THAT, the “Proposal for the non-public issuance of A Shares to specific placees by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司向特定 對象非公開發行A 股股票方案的議案》” be and is hereby approved, ratified and confirmed term by term. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.

Accordingly, conditional upon the passing of the special resolution in relation to the approval of the H Shares Subscription as further described in Resolution No. 2 below, the terms and conditions of, and implementation of the transactions contemplated under, the A Shares Subscription Agreement (including but not limited to the issue of 241,547,927 new A Shares by the Company to CEA Holding and the issue of 457,317,073 new A Shares by the Company to CES Finance pursuant to the A Shares Subscription Agreement) be approved, ratified and confirmed.

The major details of the aforesaid plan in Resolution No. 1 are as follows:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non-public offering and will be issued accordingly within 6 months to specific placees after the approval from CSRC has been obtained;

(3)	Target subscriber and method of subscription:	The Company’s controlling shareholder CEA Holding and its wholly owned subsidiary CES Finance;

NOTICE OF EGM

The subscription price shall be paid in cash;

(4)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:	The date of determination of the subscription price of the non-public issue of A Shares is the publication date of the announcement regarding the resolutions passed at the eighteenth ordinary meeting of the sixth session of the Board.

The subscription price is RMB3.28 per A Share, being 90% of the average trading price of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price. Such average trading price is the total turnover of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price divided by the total trading volume of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price.

In this section, trading days means days on which both the Shanghai Stock Exchange is open for dealing or trading in securities, and the A Shares of the Company are available for dealing or trading on the Shanghai Stock Exchange.

(5)	Number of shares to be issued and issue size:

698,865,000 new A Shares, of which 241,547,927 new A Shares will be issued to CEA Holding with a total subscription price of RMB792,277,200.56 and 457,317,073 new A Shares will be issued to CES Finance with a total subscription price of RMB1,499,999,999.44; The total proceeds of the non-public issue of A Shares will be RMB2,292,277,200;

(6)	Lock-up period arrangement:	The new A Shares to be subscribed for by CEA Holding and CES Finance shall not be disposed of within 36 months from the date of the completion of the issue;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange after the lock-up period;

NOTICE OF EGM

(8)	Use of proceeds:	After deduction of the relevant expenses, the total proceeds are intended to be used to repay existing financial institution loans, the detailed arrangement of which is set out as follows:

		Loan balance	Payment
No.	Financial institution	(note)	due date
		(RMB)

1	Shanghai Changning branch of Bank of Communications	100,000,000.00	2013-3-21
2	Shanghai Changning branch of Industrial and Commercial Bank of China	500,000,000.00	2013-3-27
3	Shanghai Changning branch of Industrial and Commercial Bank of China	200,000,000.00	2013-4-1
4	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-4-19
5	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-6-10
6	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-6-20
7	Shanghai branch of The Export-Import Bank of China	500,000,000.00	2013-6-25

	Total	4,300,000,000.00

Note:	Representing the balance of the Company’s existing unpaid loans as at the date of the meeting of the Board convened for the purpose of considering the non-public issue of A Shares (i.e. 11 September 2012).

The Company shall use the proceeds raised from the non-public issue of A Shares to repay the existing unpaid financial institution loans in the order listed in the table above. The Company shall raise funds on its own if the proceeds raised from the non-public issue of A Shares is insufficient to repay the above listed loans. Any remaining balance of the proceeds raised after the Company repays the above unpaid loans in accordance with the method described above shall be used to supplement the working capital of the Company.

(9)	Arrangement of retained profits:	The retained profits prior to the issuance of new A Shares will be shared among the existing and new Shareholders; and

(10)	Validity period of this Resolution:	12 months from the date of passing this Resolution at the shareholders’ general meeting of the Company”

NOTICE OF EGM

2.	“THAT, the “Proposal for the non-public issuance of H Shares to specific placees by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司向特定對象非公開發行H股股票方案的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.

Accordingly, conditional upon the passing of the special resolution in relation to the approval of the A Shares Subscription as further described in Resolution No. 1 above, the terms and conditions of, and implementation of the transactions contemplated under, the H Shares Subscription Agreement (including but not limited to the issue of 698,865,000 new H Shares by the Company to CES Global pursuant to the H Shares Subscription Agreement) be approved, ratified and confirmed.”

3.	“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司非公開發行A股股票預案的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

4.	“THAT, the “Approval for implementation of the A Shares Subscription Agreement and the H Shares Subscription Agreement 《關於批准實施〈A股認購協議〉和〈H股認購協議〉的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

5.	“THAT, the proposed amendments to the Articles of Association as set out in Part I of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement and/or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting such amendments.”

AS ORDINARY RESOLUTIONS

6.	“THAT, the “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A Shares to specific placees《關於中國東方航空股份有限公司符合向特定對象非公開發行A股股票條件的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

NOTICE OF EGM

7.	“THAT, the “Explanation on the Use of the Proceeds of the Previous Fund Raising Activities 《關於前次募集資金使用情況的說明的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

8.	“THAT, the “Authorization to the Board and its authorised representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares and the non-public issuance of H Shares《關於提請股東大會授權董事會及其授權人士全權辦理本次非公開發行A股股票和非公開發行H股股票的相關事宜的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.

Accordingly, conditional upon:

(i)	the passing of the special resolution in relation to the approval of the A Shares Subscription as further described in Resolution No. 1 above; and

(ii)	the passing of the special resolution in relation to the approval of the H Shares Subscription as further described in Resolution No. 2 above,

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 and Resolution No. 2 above or any matter incidental thereto, including but not limited to the following:

(1)	to formulate and implement specific plans according to terms and conditions set out in Resolution No. 1 and Resolution No. 2 above and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

(2)	in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions, to make appropriate adjustments to such plans as described in Resolution No. 1 and Resolution No. 2 above;

(3)	to amend the proposals in relation to the issuance of new A Shares and new H Shares and the use of proceeds, and to approve and execute corresponding amendments to the relevant financial reports and other application documents according to the requirements of the governing authorities and regulatory authorities;

NOTICE OF EGM

(4)	where necessary, to enter into any share subscription agreements and supplemental agreements (if applicable) or other relevant legal documents with each of CEA Holding, CES Finance and/or CES Global and decide their respective effective date;

(5)	to handle the relevant application issues arising from the issuance of new A Shares and new H Shares in accordance with the policies of relevant governing authorities;

(6)	to make consequential amendments to the provisions in relation to the issuance of new A Shares and new H Shares in the Articles of Association (as set out in Part II of Appendix I of this Circular) and register the same with the Administration for Industry and Commerce; and to handle relevant registration, lock-up and application for listing of the new A Shares with the Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with the Stock Exchange after the completion of the issuance of the new A Shares and new H Shares;

(7)	to the extent permitted by applicable laws, regulations, relevant constitutional documents and the Articles of Association, to handle all other matters incidental to the issuance of new A Shares and new H Shares; and

(8)	the authorizations described in paragraphs (1) to (7) above shall be valid for a period of 12 months from the date of passing of this Resolution, and that the authorized representative(s) of the Board under this Resolution be the Chairman and/or the Vice-Chairman of the Company.”

9.	“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares《關於本次非公開發行A股股票募集資金使用可行性報告的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

NOTICE OF EGM

10.	“THAT, the “Waiver at the Shareholders’ meeting in relation to the requirement of a general offer by China Eastern Air Holding Company and its concert parties《關於提請股東大會批准中國東方航空集團公司及一致行動人免於發出要約收購的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”. Accordingly, CEA Holding and its concert parties are waived by the Shareholders from having to make a general offer to all the Shareholders to acquire their shares in the Company, and such waiver be and is hereby approved, ratified and confirmed.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The Directors as at the date hereof, are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

24 September 2012

Notes:

1.	Persons entitled to attend the EGM

Persons who hold H Shares and are registered as holders of the H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 9 October 2012, will be entitled to attend the EGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A Shares separately.

NOTICE OF EGM

2.	Registration procedures for attending the EGM

(1)	Holders of the H Shares shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Friday, 19 October 2012 (if by facsimile) or between Friday, 12 October 2012 and Friday, 19 October 2012 (if by post). If proxies are appointed by shareholders of the Company (the “Shareholders”) to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H Share register of members of the Company will be closed from Wednesday, 10 October 2012 to Friday, 9 November 2012, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Tuesday, 9 October 2012.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

6.	Abstention from voting

CEA Holding, CES Global and their respective associates will abstain from voting in respect of Resolutions Nos. 1, 2, 3, 4, 8 and 10.

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